11 Awesome Truths about Berrett-Koehler's Marketing

Steven Piersanti, President, Berrett-Koehler Publishers, April 2, 2019

1. **Multichannel Marketing and Sales.** Unlike many publishers that rely on just a few marketing channels, BK markets and sells our publications through dozens of different channels, including bookstores, online booksellers, wholesalers, digital distributors, libraries, direct mailings to target audiences, digital marketing, publicity to media contacts, catalogs, social media, BK's own website, corporate and organizational sales, other special sales, author events, conference exhibits, award nominations, foreign rights sales, other subsidiary rights sales, college textbook sales, and marketing partnerships with other organizations. This increases each publication's chance to succeed because each has many diverse channels in which to find a market.

2. **World-Class Distribution.** BK print titles are distributed to bookstores, online booksellers, and other outlets all over the world by Penguin Random House Publisher Services, which is the distribution arm of the largest trade-book publisher in the world. This industry-leading distribution substantially increases sales of BK titles in numerous markets, which we call "*The Penguin Random House Effect*." Penguin Random House has the largest US sales forces and the largest international sales forces calling on chain bookstores, independent bookstores, and special sales accounts. And Penguin Random House also has the most advanced supply chain in the world for broad, timely, and efficient distribution of books across all channels and all markets. The result is that BK authors get the best of all worlds: they get the advantages of industry-leading trade distribution around the world and the advantages of working with an author-friendly, mission-based, independent publishing company.

3. **Strong Direct Marketing Outreach.** Whereas many of BK's competitors do little or no direct marketing of their publications (relying just on increasingly crowded resale channels), BK has always marketed directly both to our own lists of bookbuyers accumulated over the years and to many other lists. In recent years we have greatly expanded our reach through online summits that draw tens of thousands of participants.

4. **Digital Leadership.** BK has benefitted from being close to Silicon Valley and has long been a digital leader. We began selling e-books in 2000 and have made many large investments in digital publishing, digital marketing, and digital sales since then, such as pioneering a digital community building function in 2007. *Publishers Weekly*, in its annual story (May 23, 2011) about business book publishing, stated: "The publisher putting the most concerted focus on digital developments in the business book category is the independent, California-based Berrett-Koehler." For example, when Apple launched the iPad and iBookstore, BK was one of seven publishers in the world whose books were available on those platforms on day one. In recent years we have greatly advanced our digital marketing through state-of-the-art in-bound and out-bound marketing systems.

5. **Industry Leader in Digital Sales Channels.** Whereas many publishers rely on just a few e-book sales channels (such as Amazon.com), BK has set up one of the largest digital sales networks, with over 75 digital partners around the world—including retail, wholesale, consumer, corporate, textbook, library, and various other channels.

6. **Foreign Rights Powerhouse.** BK has already made over 3,000 foreign-language rights sales as well as 800 other subsidiary rights sales (including audio sales, video sales, film sales, and book club sales). BK titles have been translated into 54 different languages. Each new BK publication has a far higher likelihood of being published in multiple languages than is the case for most other publishers' books. We have close relationships with publishers in many countries, an extensive network of international agents representing our books, and world-class subsidiary rights staff and systems.

7. **Far-Reaching Community Support.** BK authors become part of a community of authors and readers who help spread the word about BK publications, recommend BK publications to their contact lists, write about BK publications in their blogs and articles, and support BK's mission of "Connecting People and Ideas to Create a World That Works for All." The ultimate support for BK authors is the amazing BK Authors Inc. The "co-op," as this independent, one-of-a-kind organization is known, helps authors help each other in many ways to increase their success and impact in the world.

8. **Individual Attention to Each Author and Each Book.** The economics of book publishing are very challenging, and many publishers try to cope by seeking to minimize interactions with authors; as a result, authors often feel that they are treated like nuisances and that their books receive little attention. In contrast, we view authors and BK as partners who are working together to make a difference in the world, and we collaborate closely with each author on each book. One of our signature ways of doing this is the Author Day that launches each new book. This unique event allows authors to interact with the entire BK staff and to work directly with our editorial, design and production, sales and marketing, and digital community building teams to help each book succeed.

9. **Large Marketing Investment.** Multichannel marketing, individual attention to each book, and the other marketing emphases described above require a lot of time and money. As a result, BK devotes more than 20 percent of our revenues to sales and marketing, which is far above publishing industry averages.

10. **We Do What We Say We Will Do.** Authors are frequently disillusioned when their publishers fail to follow through on their marketing plans. BK charts a course of integrity by (a) spelling out clearly, specifically, and realistically what we will do and not do to market each book; (b) doing everything that we said we would do; and (c) reporting back to authors that we have done what we said we would do and the results of those efforts. BK has created systems for reliably following through on all these steps with great consistency, which is a commitment and competency that few publishers display.

11. **Extensive Support to Authors.** Despite all that BK does to market and sell books, authors' own marketing efforts are still usually the biggest drivers of book sales. BK opens channels through which books can sell, but whether books sell in those channels depends greatly on authors' efforts. This is a marketplace reality for most publishers. But what distinguishes BK is that we provide much more assistance to authors than do most publishers to help authors succeed. This starts with being upfront about what is really going on in the marketplace. It continues with BK providing more training, resources, and support than publishers typically do to help authors be smart and effective marketers. It continues with BK being open, candid, and timely in sharing information to help authors make wise decisions. And it continues with BK being exceptionally reliable about such matters as meeting our schedules and getting books to authors' events.